EXHIBIT 11
MIDSOUTH BANCORP, INC. AND SUBSIDIARIES
Computation of Earnings Per Share (Unaudited)
For the Three and Nine Months Ended September 30, 2006 and 2005

	Third Quarter	Third Quarter	Year-to-Date	Year-to-Date
	September 30,	September 30,	September 30,	September 30,
BASIC	2006	2005	2006	2005

Earnings:
Income applicable to common stock	$2,417,137	$1,633,888	$6,471,411	$5,597,564

Shares:
Weighted average number of common shares outstanding	6,235,994	6,132,229	6,201,429	6,124,389

Earnings per common share:
Income applicable to common stock	$0.39	$0.27	$1.04	$0.91

DILUTED

Earnings:
Net income	$2,417,137	$1,633,888	$6,471,411	$5,597,564

Weighted average number of common shares outstanding	6,235,994	6,132,229	6,201,429	6,124,389

Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	110,276	226,080	106,831	219,771

Weighted average number of common shares outstanding, as adjusted	6,346,270	6,358,309	6,308,260	6,344,160

Fully diluted earnings per common share	$0.38	$0.26	$1.02	$0.88